Borland Software Corporation     512-340-2200
8303 N. Mopac Expressway, Suite A-300
Austin, TX 78759          www.borland.com

September 30, 2008
Mark Konforst
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Borland Software Corporation
Form 10-Q for the Quarter Ended June 30, 2008
Filed August 14, 20008
File No. 001-10824
Dear Mr. Konforst:
     On behalf of Borland Software Corporation (“Borland” or the “Company”), we are electronically transmitting to you this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated September 18, 2008 with respect to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 filed with the Commission on August 14, 2008 (the “Form 10-Q”).
     The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments, which, for the Staff’s convenience, have been incorporated into this response letter.
Form 10-Q for the Quarter Ended June 30, 2008
Consolidated Statements of Operations
Notes to Consolidated Financial Statements
Note 7. Goodwill and Intangible Assets, page 18
1.	We note that there was a significant decline in your market capitalization during the first six months of 2008. It appears that this is a triggering event that would require you to reassess your goodwill for impairment. Please tell us what consideration you gave to reassessing the recoverability of your goodwill as of March 31, 2008 and June 30, 2008. If you did not perform impairment tests as of March 31, 2008 and June 30, 2008, please explain why. To the extent that impairment tests were performed, tell us how you determined that no impairment existed.

Securities and Exchange Commission
September 30, 2008

     We respectfully acknowledge the Staff’s comment. The Company did consider reassessing the recoverability of its goodwill as of both March 31, 2008 and June 30, 2008.
     Prior to June 30, 2008, the Company had two segments on which it performed goodwill impairment testing: Enterprise and CodeGear. The Company performed goodwill testing on its CodeGear segment as of March 31, 2008 and the business which comprised this segment was sold, effective June 30, 2008. Consequently, no subsequent testing was performed on the CodeGear segment. The Company considered, but did not perform, goodwill testing on its Enterprise segment during the first two quarters of 2008 for the reasons explained below. To provide additional context for the Company’s response, background information on the Company’s goodwill impairment testing is summarized below.
Annual Goodwill Impairment Testing in the Third Quarter of 2007 and Additional Testing in the Fourth Quarter of 2007:
     The Company performs its annual goodwill testing in the third quarter of each year, absent any other triggering events, as required by Statement of Financial Accounting Standards No. 142 (“SFAS 142”). In the third quarter of 2007, the Company performed its annual goodwill impairment testing for both of its reporting segments, Enterprise and CodeGear. The Company conducts its goodwill impairment testing in accordance with the following two part test set forth in paragraphs 19 and 20 of SFAS 142:
     1. First, to identify potential impairment, the Company compares the fair value of the reporting unit to its carrying value, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is not necessary.
     2. Second, if the carrying amount of the reporting unit exceeds its fair value as a result of the part one test, the Company measures the amount of the impairment loss by comparing the implied fair value of reporting unit goodwill with the carrying amount of that goodwill.
     Step one of the goodwill impairment testing in the third quarter of 2007 resulted in the fair value exceeding the book value for both reporting segments. Accordingly, management determined that no impairment of goodwill existed. Below is a summary of the testing results.
Step One of Goodwill Impairment Testing — Third Quarter 2007

	Enterprise	Codegear
	(in thousands)	(in thousands)
Indicated Fair Value	$202,546	$119,740
Book Value	$166,863	$74,759

Difference	$35,683	$44,981
Borland Software Corporation     512-340-2200
8303 N. Mopac Expressway, Suite A-300
Austin, TX 78759          www.borland.com

Securities and Exchange Commission
September 30, 2008

     During the fourth quarter of 2007, while completing the year end close process, management considered whether there were any triggering events which would warrant goodwill impairment testing as of December 31, 2007. The Company decided that it should re-test goodwill for both reporting segments as of December 31, 2007. The key considerations behind this decision were:
     (i) The Company had been negotiating the price and other material terms under which it would agree to sell its CodeGear business and the proposed purchase price prospective purchasers were willing to pay had declined. The parties the Company was negotiating with included the ultimate purchaser of the CodeGear assets, Embarcadero Technologies, Inc. (“Embarcadero”).
     (ii) There were macroeconomic trends showing an overall decline in the economy brought on by factors including the subprime lending crises.
     (iii) The Company’s stock price had declined between September 28, 2007 and December 31, 2007 in an amount that exceeded the declines in stock prices experienced by the Company’s peers.
     The first step of the Company’s goodwill impairment testing resulted in no impairment to the Enterprise segment. However, because the fair value of the CodeGear segment was less than the book value, management determined that the goodwill of the CodeGear segment was impaired at December 31, 2007. Below is a summary of the step one goodwill testing results.
Step One of Goodwill Impairment Testing — Fourth Quarter 2007

	Enterprise	Codegear
	(in thousands)	(in thousands)
Indicated Fair Value	$171,447	$68,469

Book Value	$145,625	$84,077

Difference	$25,822	($15,608)
Consequently, the Company performed the second step of the goodwill impairment test on its CodeGear segment, which resulted in the Company taking an impairment charge of $26.5 million related to the CodeGear segment in the fourth quarter of 2007.
Goodwill Impairment Testing & Considerations in the First and Second Quarters of 2008:
     In addition to the annual goodwill impairment testing in the third quarter of each year, as discussed above, in accordance with paragraph 28 of FAS 142, the Company regularly considers whether triggering events occur which would require a review of the impairment of goodwill between annual tests and, if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value, the Company would consider such event or circumstance a triggering event and perform goodwill impairment testing.
Borland Software Corporation     512-340-2200
8303 N. Mopac Expressway, Suite A-300
Austin, TX 78759          www.borland.com

Securities and Exchange Commission
September 30, 2008

     The Company evaluated whether there were events or changes in circumstances, which would warrant goodwill impairment testing as of March 31, 2008 and June 30, 2008. The Company considered the examples of events or changes in circumstances set forth in Paragraph 28 and reached the conclusions set forth below.
     a. A significant adverse change in legal factors or in the business climate: In the first or second quarter of 2008, there were no adverse changes in legal factors and management did not determine that any adverse changes in the business climate (i.e., economic or stock price decline, as discussed below) constituted changes or circumstances which would warrant goodwill impairment testing.
     b. An adverse action or assessment by a regulator: This was not applicable to the Company in either the first or second quarter of 2008.
     c. Unanticipated competition: This was not applicable to the Company in either the first or second quarter of 2008.
     d. A loss of key personnel: This was not applicable to the Company in either the first or second quarter of 2008.
     e. A more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of: Embarcadero significantly lowered its offer on the CodeGear assets by approximately $13.0 million during the first quarter of 2008. As a result of the lower offer from Embarcadero during the first quarter and the execution of a definitive agreement to sell the CodeGear operations on May 6, 2008, prior to filing the first quarter Form 10-Q, Borland determined that an event had occurred, which warranted further evaluation of the recoverability of the CodeGear reporting unit’s goodwill.
     Since this event was specific to the CodeGear segment, the Company tested goodwill impairment for that segment which resulted in impairment of approximately $13.0 million as of March 31, 2008. The sale of the CodeGear assets to Embarcadero closed on June 30, 2008. The CodeGear divestiture did not significantly impact the Enterprise segment and was consequently not considered an event or change in circumstance that would warrant goodwill impairment testing of the Enterprise segment as of the end of the first or second quarter of 2008.
     f. The testing for recoverability under Statement 144 of a significant asset group within a reporting unit: This was not applicable to the Company in either the first or second quarter of 2008.
     g. Recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit: This was not applicable to the Company in either the first or second quarter of 2008.
     In addition to the possible factors set forth above, the Company also considered the decrease in the Company’s stock price and market capitalization during the first half of 2008. The Company determined the stock price decline was not in and of itself an
Borland Software Corporation     512-340-2200
8303 N. Mopac Expressway, Suite A-300
Austin, TX 78759          www.borland.com

Securities and Exchange Commission
September 30, 2008

event or change in circumstance indicating a more than likely reduction of the fair value of the reporting unit below its carrying amount in either of the first two quarters of 2008. Such conclusion was predicated upon: (i) the high level of volatility in the stock market due to factors not directly related to the Company and (ii) the Company was performing well in comparison to its plan for the year.
     In support of the Company’s conclusion, we have provided a summary below of the Company’s analysis.
     Borland’s stock price decreased 33% from $3.01 at December 31, 2007 to $2.02 at March 31, 2008 and decreased an additional 33% to $1.36 at June 30, 2008. As a result of the decrease in stock price, the market capitalization compared to equity value is as follows:

Date	Market Capitalization	Equity Value
3/31/2008	$147.4 million	$183.1 million
6/30/2008	$99.6 million	$180.5 million

The substantial volatility in the stock market during the first two quarters of 2008 makes selecting the market price on a single day a much less meaningful indicator of fair value. This volatility has been impacted by macroeconomic factors outside of the Company’s control, including the subprime mortgage crisis and the increases in energy prices. The Company further considered how the volatility accelerated in the first half of 2008 relative to the fourth quarter of 2007.
     The increased volatility is evidenced by the following tables which show the closing stock prices and percentage change in the fourth quarter of 2007 and the first half of 2008 of Borland and other comparable software companies. The companies listed below were included in the Company’s impairment analyses and were considered comparable to the Company because they are enterprise software companies with market capitalizations of less than $1.5 billion.
Borland Software Corporation     512-340-2200
8303 N. Mopac Expressway, Suite A-300
Austin, TX 78759          www.borland.com

Securities and Exchange Commission
September 30, 2008

Fourth Quarter of 2007

	Closing Stock Price
	9/30/2007	12/31/2007
Borland Software	4.35	3.01
Progress Software	30.30	33.68
Lawson Software	10.01	10.24
Quest Software	17.16	18.44
Nasdaq Computer Index	1,213.95	1,282.91
Dow	13,895.63	13,264.82

	% Change from 9/30/07
	9/30/2007	12/31/2007
Borland Software	N/A	(30.8%)
Progress Software	N/A	11.2%
Lawson Software	N/A	2.3%
Quest Software	N/A	7.5%
Nasdaq Computer Index	N/A	5.7%
Dow	N/A	(4.5%)
First and Second Quarter of 2008

	Closing Stock Price
	12/31/2007	3/31/2008	6/30/2008
Borland Software	3.01	2.02	1.36
Progress Software	33.68	29.92	25.57
Lawson Software	10.24	7.53	7.27
Quest Software	18.44	13.07	14.81
Nasdaq Computer Index	1,282.91	1,024.38	1,074.42
Dow	13,264.82	12,262.89	11,350.01

	% Change from 12/31/07
	12/31/2007	3/31/2008	6/30/2008
Borland Software	N/A	(32.9%)	(54.8%)
Progress Software	N/A	(11.2%)	(24.1%)
Lawson Software	N/A	(26.5%)	(29.0%)
Quest Software	N/A	(29.1%)	(19.7%)
Nasdaq Computer Index	N/A	(20.2%)	(16.3%)
Dow	N/A	(7.6%)	(14.4%)
     Additional evidence of the stock market volatility is that the Borland stock price increased from $1.36 on June 30, 2008 to $1.89 on September 4, 2008 and back down to $1.58 on September 26, 2008.
     In recognition of this substantial market volatility in the first half of 2008, which the Company believes made the market price on a single day a much less meaningful indicator of fair value, we have provided below a nine and twelve month average of the Company’s market capitalization as compared to book value at March 31, 2008 and June 30, 2008. The nine month average of the Company’s stock price as of March 31, 2008
Borland Software Corporation     512-340-2200
8303 N. Mopac Expressway, Suite A-300
Austin, TX 78759          www.borland.com

Securities and Exchange Commission
September 30, 2008

and June 30, 2008 was $3.71 and $2.54, respectively, and the twelve month average as of March 31, 2008 and June 30, 2008 was $4.21 and $3.16, respectively:

	Market	Market
	Capitalization	Capitalization
	9 Month	12 Month
Date	Average	Average	Equity Value
3/31/2008	$270.7 million	$307.2 million	$183.1 million
6/30/2008	$186.0 million	$231.3 million	$180.5 million
     In addition, substantial value may arise from the ability to exercise control, which may lead to fair values in excess of a Company’s market capitalization. Paragraph 23 of SFAS 142 acknowledges that “. . . the market price of an individual equity security ... may not be representative of the fair value of the reporting unit as a whole. The quoted market price of an individual equity security, therefore, need not be the sole measurement basis of the fair value of a reporting unit.”
     Another factor in the Company’s analysis was that the Company’s performance exceeded its internal 2008 financial plan, which the Company believed was a further indication that the stock price alone may not be a reliable representation of fair value was the financial performance of the business. The Company exceeded its revenue and both GAAP and non-GAAP net income goals for the first quarter of 2008. For the second quarter of 2008, the Company came close to meeting its revenue and non-GAAP net income goals and exceeded its GAAP net income goal; however, the Company exceeded all three goals for the first six months of 2008 combined. Over the same period, the Company also maintained its overall guidance to investors and paid out bonuses to employees based on the achievement of internal financial operating goals.
     Considering the Company’s performance compared to its plan, Borland determined that the decrease in the stock price of the Company during the first two quarters of 2008 was significantly related to macroeconomic factors that were out of the Company’s control. For this reason as well as the financial performance of the Company relative to its 2008 plan, Borland concluded that no event or change in circumstances occurred in the first and second quarter of 2008 related to Borland’s Enterprise segment which would warrant goodwill impairment testing as of March 31, 2008 or June 30, 2008.
     As set forth above, goodwill impairment testing was performed on its CodeGear segment as of March 30, 2008 and the assets of that business were sold effective June 30, 2008. Finally, it is important to note that the Company is currently in the process of conducting its annual goodwill impairment testing and will reflect the results of that testing and other appropriate disclosure related thereto in its Form 10-Q for the period ending September 30, 2008.
Borland Software Corporation     512-340-2200
8303 N. Mopac Expressway, Suite A-300
Austin, TX 78759          www.borland.com

Securities and Exchange Commission
September 30, 2008

2.	Please tell us what consideration you have given to providing MD&A disclosure that addresses how the significant decline in your market capitalization has impacted the timing of your goodwill impairment testing. Also tell us how you considered providing an update to your Critical Accounting policy as of June 30, 2008. In this regard, it would appear that your method of impairment testing may change now that you operate under a single reporting unit.
     We respectfully acknowledge the Staff’s comment. The decline in our market capitalization was a consideration of the Company in considering whether to test goodwill impairment as of March 31, 2008 and June 30, 2008, as described in our response to the first comment provided above. However, the Company determined that, in accordance with SFAS 142, the decline in our market capitalization during such periods would not warrant testing of goodwill impairment as of such dates, which is described above. Consequently, the Company did not provide MD&A disclosure on this point because it did not impact the timing of our goodwill impairment testing.
     The Company is currently conducting its annual goodwill impairment testing and, if the decline in market capitalization is a significant factor in the analysis and results of the testing, the Company will provide appropriate MD&A disclosure in its Form 10-Q for the period ending September 30, 2008.
     With respect to the change in our goodwill impairment testing due to the sale of the CodeGear assets, for periods after June 30, 2008, the Company will have one reporting unit instead of two and will perform testing on the single reporting unit. The Company will explain this change in its Form 10-Q for the period ending September 30, 2008, which will also provide the results of our annual goodwill impairment testing.
* * *
     Finally, as requested, the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * *
Borland Software Corporation     512-340-2200
8303 N. Mopac Expressway, Suite A-300
Austin, TX 78759          www.borland.com

Securities and Exchange Commission
September 30, 2008

     As with our public filings, our intent in this response was to be both forthright and clear; however, please do not hesitate to call me at (512) 340-2200 if you have any questions or would like any additional information regarding these matters.
Sincerely,
Borland Software Corporation
/s/ Erik E. Prusch
Erik E. Prusch
Chief Financial Officer

cc:	Christine Davis, Assistant Chief Accountant, Securities and Exchange Commission
David Edgar, Staff Accountant, Securities and Exchange Commission